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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

SRI/SURGICAL EXPRESS, INC.

(Name of Issuer)

Common Stock, Par Value $0.001

(Title of Class of Securities)

78464W104

(Cusip Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

(Page 1 of 6 Pages)

SIGNATURES

13G
CUSIP No. 78464W104			Page 2 of 6

1.	Name of Reporting Person: Lee R. Kemberling Revocable Living Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Florida Revocable Trust

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 346,012

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 346,012

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 346,012

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.5%

12.	Type of Reporting Person: OO

13G
CUSIP No. 78464W104			Page 3 of 6

1.	Name of Reporting Person: Lee R. Kemberling		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 34,667

		6.	Shared Voting Power: 346,012

		7.	Sole Dispositive Power: 34,667

		8.	Shared Dispositive Power: 346,012

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 380,679

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.0%

12.	Type of Reporting Person: IN

CUSIP No. 78464W104	Page 4 of 6 Pages

Item 1(a).	Name of Issuer:

SRI/Surgical Express, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

12425 Racetrack Road, Tampa, FL 33626

Item 2(a).	Name of Person Filing:

(i)	Lee R. Kemberling Revocable Living Trust
(ii)	Lee R. Kemberling

Item 2(b).	Address of Principal Business Office or, if None, Residence:

(i)	11500 47th Street North, Clearwater, Florida 33762-4955
(ii)	11500 47th Street North, Clearwater, Florida 33762-4955

Item 2(c).	Citizenship:

(i)	Florida Revocable Trust
(ii)	United States

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value per share of the Issuer (the “Common Stock”)

Item 2(e).	CUSIP Number:

78464W104

Item 3.	Not applicable

Item 4.	Ownership.

         Lee R. Kemberling Revocable Living Trust (“Kemberling Trust”) and Lee R. Kemberling (“Kemberling”) (collectively, the “Filing Persons”) believe that 6,262,524 shares of Common Stock were outstanding as of December 31, 2003. Based on such number of outstanding shares, the Filing Persons report the following holdings of Common Stock and corresponding percentage interest of total shares outstanding:

CUSIP No. 78464W104	Page 5 of 6 Pages

         Kemberling Trust is currently the record owner of 346,012 shares of the Issuer’s Common Stock (5.5%). Kemberling, individually and as trustee, may be deemed to beneficially own all 346,012 shares of Common Stock held by the Kemberling Trust. Kemberling is not the record owner of any shares of Common Stock. Kemberling Trust and Kemberling share the power to vote and power to dispose of the 346,012 shares of the Issuer’s Common Stock owned by Kemberling Trust.

         Kemberling also has beneficial ownership of an additional 34,667 shares by virtue of outstanding stock options granted to him by the Issuer which are currently exercisable or are exercisable within 60 days following the date of this Schedule 13G.

         On January 17, 2002, Kemberling Trust extended credit to Isel Enterprises Limited Partnership and received as security for the repayment thereof a pledge by Isel Family Limited Partnership II of 200,000 shares of Common Stock (“Common Stock Collateral”). The obligations of Isel Enterprises Limited Partnership matured in January 2004 and have not been paid as of the date of this Schedule 13G. No action has yet been taken by Kemberling Trust to realize on the Common Stock Collateral, but Kemberling Trust is exploring its options in this connection.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable

Item 8.	Identification and Classification of Members of the Group

See Item 2 and Item 4

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certifications

Not applicable

CUSIP No. 78464W104	Page 6 of 6 Pages

SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 13th day of February, 2004

LEE R. KEMBERLING REVOCABLE LIVING TRUST

By:	/s/ Lee R. Kemberling

Lee R. Kemberling, Trustee

/s/ Lee R. Kemberling

Lee R. Kemberling, individually